Invest in Popover King $500 $1,000 $5,000 Invest

THE PITCH

Popover King is seeking investment to be the premier provider in New England for modern and specialty popovers and other classic New England recipes and high-quality Organic coffee and tea.

THE ENTREPRENEURS

Arno Gosciniak

MARKETING MANAGER / EVENING MANAGER

Not only is Arno our resident model, but he is also a genius marketing strategist whose experiences range from the fashion industry, high-end beverage and re-imagined vintage retail. Arno made it possible to establish a coveted relationship with one of the world's best tea companies -Fauchon Paris, which will be exclusively served at Popover King. He will also be our evening manager.

Coco Cabuquit-Love

CEO

Coco Cabuquit-Love is an artist, a successful life coach, a serial entrepreneur and a kitchen maven specializing in modernizing and re-imagining basic recipes. She has a keen eye for unique marketing strategies that emphasize new and untapped markets in the Information Age while keeping up with social trends in Culture and the Arts. She specializes in human behavior and teaches self-awareness and tools for manifesting visualized desires. She has a management and a legal degree that provide strong foundation for effective communication, which has proven invaluable in developing strong community and business relationships, as well as unique and effective marketing strategies. She created Popover King as a New England brand that capitalizes on the huge tourist traffic in this part of the country, at the same time, creating a distinct product line that resonates with the locals belonging to the baby boomer and millennial generation by creating a connection to and a re-imagination of the authentic New England culinary experience.

Jacques Basson

GENERAL MANAGER
Jacques successfully ran one of the busiest beachfront restaurants in the North Shore despite not having a full staff. His vast experience in the fast casual restaurant business is critical to our success as we anticipate a very busy daytime service.

John Love

COO
John Love is a seasoned leader and project manager with experience in a wide range of industries; from IT and software to digital retail and finance. His expert level competencies include vendor management and negotiation, planning, estimating and scheduling and process development and improvement including implementing methodologies and analysis.

INVESTMENT STATUS
$0
Investment committed

$30,000
Target raise

$100,000
Maximum raise

40%
Potential return on investment

0:00:07
Time left to invest

REVIEW THE SUMMARY OF TERMS

Summary of Terms
Min Amount to Raise

$30,000

Max Amount to Raise

$100,000

Percentage of Revenue

1.0-3.0%*

Cap

1.4×

Maturity Date

Dec. 31, 2024

Seniority

Subordinated

Securitization

Unsecured

These terms are further defined in the the note agreement.

*The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 1.0% and a maximum rate of 3.0% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

AMOUNT RAISED
REVENUE SHARING PERCENTAGE
$30,000

1.00%

$47,500

1.50%

$65,000

2.00%

$88,400

2.70%

$100,000

3.00%

Business Plan

Popover King

TYPE OF BUSINESS
Fast Casual

WEBSITE
http://www.popoverking.com

LOCATION
74 Canal Street

Boston, MA 02114

THE PROBLEM

People are hungry for new and unique experiences. Specifically, they are hungry for those experiences that enhance or expand their knowledge of things they love in a fun and interesting way, especially when it is within the context of their long-awaited vacation or well-deserved time off. The quintessential tourist always wants to experience something unique and distinct to the places they are visiting.

READ MORE

The West End which is part of the Bulfinch Triangle just west of the North End and adjacent to Faneuil Hall Marketplace is a rare opportunity to have one of the largest tourist foot traffic in the country. The Bulfinch and the Faneuil Hall area is only second to Disney World in tourist foot traffic.

Providing a product such as a Popover – something distinctly New England and expanding its flavor profile to create unique products presents a huge potential for real success. One thing that makes that even more compelling is the fact that there has never been an idea like Popover King.

THE SOLUTION

Boston in 2018 has become, in recent years, a new national foodie mecca. Innovative restaurants have become overnight successes, making their tables hot commodities. Michelin-quality venues have opened. And this trend, far from saturating the market, has generated yet more demand for exciting culinary adventures. The phrase "a rising tide lifts all boats" applies squarely to the Boston restaurant scene.

READ MORE

Against this backdrop, Popover King represents an unusual and unique concept that will generate revenue for at least 16 hours a day as a café, bakery, lunch spot, and dinner bistro. The restaurant will open on Canal Street, which is just coming into focus as a compelling location for exciting new ventures.

WHY POPOVER KING?

Popover King owner Coco Cabuquit-Love, in basing her restaurant around the popover, is forging a bridge between Boston's history and its future in a manner that will entice diners and attract media attention. Thought to have originated in Maine in the mid-19th century, the popover eventually became part of New England's fabric. Among other things, these tasty pastries were an integral part of the dining experience at the iconic Anthony's Pier 4 for decades.

READ MORE

Popover King will riff on this venerable treat in unexpected and intriguing ways. The menu features hearty offerings like the Pop Benny, a popover twist on eggs benedict served with ham, poached eggs and a succulent hollandaise sauce. The sweet side of the menu includes the Queen Bee, a honey-glazed popover with cream filling and organic honey crystals.

MARKET ANALYSIS

The Massachusetts bakery industry is experiencing a booming trend. This is due to the rising economy. The industry exhibits a low-to-moderate level of capital intensity. In 2015, for every $1.00 the average operator spends on wages, it will spend an estimated $0.10 on the use and replacement of capital. The industry is highly dependent on human capital due to its service-oriented nature.

READ MORE

Although most staff members are relatively low-skilled, low-cost workers, no bakery can function without quality staff with basic product knowledge. For upmarket establishments, staff members require a broad knowledge of their product line. The average operator spends about 24.0% of its revenue on wages and associated labor costs. The industry is highly fragmented: the few large companies hold just 20 percent of the market. The industry consists of full-service bakeries and limited take-out places which include quick-service restaurants (QSR) like Dunkin Donuts and Starbucks.

COMPETITOR ANALYSIS

There are no real dominant players in this very specific market. Although having emerged from the recession relatively unharmed, the Food and Beverage industry turned around in 2010 and has experienced rapid growth. Revenue growth has been slow, however, hampered by shaky consumer confidence and stubbornly high unemployment, meaning people have been more content to cook at home.

READ MORE

Popover King directly addresses the changing customer preferences with its artisanal approach that essentially allows customers to experience a more exotic array of flavors for snacking that also provides health and wellness options for their increasingly adventurous palates. Also, our digital ordering services and social media platforms seek to connect on the tech-savvy millennial generation to provide robust research avenues, tips, stories, forums and such for the information-hungry consumer. There is no place in Boston like Popover King. Market survey revealed 100% positive feedback and enthusiasm for future patronage of Popover King. At least 100 people belonging to each target market who are either working in the Boston area or live in the city and nearby neighborhoods were surveyed in the first quarter of 2017.

BUSINESS MODEL & ADDITIONAL DOCUMENTS

Popover King is planning to open by Q2 2019, 7 days a week from 6 am to 10 pm. Coco will write their schedules. The schedules will be written in a manner that will allow the ability to increase or decrease hourly labor according to sales volume in order to maintain a consistent labor cost control. Proper labeling and rotation techniques accompanied by ample storage facilities will ensure that high quality prepared product will be sufficiently available to meet the demands during peak business hours. Replenishment and ongoing preparation will continue during off peak business hours.

READ MORE

Coco will be responsible for ordering, receiving and maintaining sufficient inventory to meet production demands. Ordering schedules will be staggered with perishable products being ordered multiple times per week to preserve freshness. Standard grocery and food supply orders will be ordered by Coco and will be less often, according to a predetermined schedule and storage capacity.

Coco will rely on operational checklists to verify that each work shift has been properly prepared for and to insure the operational standards are followed before, during and after work shifts. The venue layout has been designed for efficiency and flexibility to accommodate the fluctuation in customer traffic and peak periods. Upon arrival, guests will be greeted immediately by either the manager or staff with product information and options. The kitchen preparation line has been designed to be operated by a maximum staff of 2. The design allows line staffing to be adjusted to the business volume. Shift changes for all staff will involve cleanup, restocking and preparation. All monies will be settled at the end of shift. The shift will involve designated closing duties that will leave the venue clean and fully prepared for the next day.

Marketing Strategy and Implementation

We realize the success of Popover King will have to be achieved by doing more than providing a unique experience, serving great popovers, and providing friendly service. We will utilize a marketing plan to build customer traffic. At PK, we will continually strive to win more customers by being proactive rather than reactive in our marketing efforts and stay current with popular industry trends. We will achieve these goals by using the following:

• Database: We will begin our campaign by marketing to our existing database of clients in each of our respective current businesses. We will release press releases and will email fliers announcing our grand opening. We will continually update our database religiously attending networking events and opportunities.

• Loyalty Program/Birthday Program. PK will offer a birthday/loyalty club providing a complimentary artisanal popover for the birthday person or a free popover for every 10 purchased. A recent report from the National Restaurant Association explained how this simple technique can increase revenues as much as 15% due to repeat business.

• Our team will also be active in the local community and we plan to take an active role by participating, sponsoring, and donating to local non-profits, churches, sports clubs or teams in the market area.

• We will also strive to develop rapport with local business as a unique team-building or dinner choice. In the future, we plan on establishing a marketing campaign to call on the local business in the market area, deliver samples, and encourage them to consider our place as snack venue of choice.

We will also launch an extensive digital and social media campaign focusing on the uniqueness of the Popover King experience by engaging the target audience through humor and creativity utilizing the services of an independent branding and design company.

Documents

- BOSTON RESTAURANT TALK ARTICLE
- BOSTON EATER ARTICLE

Boston Restaurant Talk
A NEWS-BASED JOURNAL ON THE BOSTON RESTAURANT SCENE. THE OWNER OF THIS BLOG IS ALSO THE FOUNDER OF BOSTON'S HIDDEN RESTAURANTS, A WEBSITE THAT FOCUSES ON LOCAL DINING SPOTS.

MONDAY, NOVEMBER 19, 2018

Popover King to Open in Boston's North Station/Haymarket Area
by Marc Hurwitz

A bakery-cafe that focuses on a beloved regional food item is on its way to Boston. According to a poster on the Friends of Boston's Hidden Restaurants Facebook group page, Popover King is opening on Canal Street between North Station and Haymarket in the city's West End area. The website and Facebook page for the business indicate that a variety of popover options will be offered at the shop, while the "about" section of its Facebook page mentions that it will be a "bakery/cafe by day and an elegant bistro by night," celebrating "the venerable New England popover and the rich classic tastes of the region." (Coffee, espresso, and cappuccino will also be available at the place, according to the menu on its website.)

No specific opening date has been given as of yet for Popover King, so stay tuned for updates.

The address for this upcoming bakery-cafe in Boston is: Popover King, 74 Canal Street, Boston, MA, 02114. Its website can be found at http://www.popoverking.com/

Follow us on Twitter at @hiddenboston

EATER
BOSTON

Regal Popovers Head for Boston's West End

Popover King will serve the classic New England treat with its own embellishments
by Dana Hatic @DanaHatic Nov 19, 2018, 12:10pm EST

A new cafe headed for Boston's West End features a menu anchored by a classic New England pastry: Popover King (74 Canal St., Boston) will bring flaky, puffed-up treats to the neighborhood, steps from Haymarket and the Boston Public Market.

Leaning into the royal theme, Popover King features a full court on its menu: A cheese popover with ham, melted cheese, and vegetarian bacon seasoning is dubbed the "Lowborn Knight," while the "Jester" is a cheese popover stuffed with cream cheese. There's also a "Friar Tuck" (a cheese and chive popover with cream cheese filling and pesto butter), as well as a whole lineup of popovers filled with everything from lemon Bavarian cream to chocolate cream, with honey glazes, berries, and other toppings.

Beyond the popovers loaded with creams and cheeses, there will also be unfilled popovers in various flavors (plain, garlic, cheese, onion, and sugar cinnamon), along with full-blown meals with popovers on the side. The cafe will also sell breads, pastries, and sides, in addition to coffee beverages, thanks to a partnership with the North Shore's Atomic Coffee Roasters.

Stay tuned for specifics on an opening date for Popover King, which originally planned to debut a bit earlier this year, and keep an eye on the West End neighborhood as a whole, too. It's become a hot target for restaurant openings in recent months: Industry vet Tom Schlesinger-Guidelli opened Alcove at Lovejoy Wharf in October, while local burger chain Tasty

Burger opened a North Station outpost earlier this year. A couple blocks outside of the West End, right along the edge of Haymarket, Kala Thai Cookery also opened this year, a sibling to popular Watertown Thai restaurant Cha Yen. And coming up on deck: a giant brewery, taproom, and cafe from Everett-based Night Shift Brewing, which will be located at Lovejoy Wharf; a train station taproom inside North Station from Framingham-based Jack's Abby; a new location of Beverly's A&B Burgers, a fullservice, burger-focused restaurant; and an expansion of Canada's Second Cup Coffee Company, steps from TD Garden.

Terms & Returns

If you invest $, you receive a portion of Popover King's revenue until you are returned up to $700.

INVEST $0

YOU MUST INVEST MULTIPLES OF $100.

Invest a larger amount to receive early investor perks from Popover King.

EARLY INVESTOR TIER (20 AVAILABLE)

Teal Club

The investor will receive a Teal Card that entitles him or her to a free cup of drip coffee or a popover daily, including weekends for an entire year.

EARLY INVESTOR TIER (30 AVAILABLE)

Early Coffee Partner

This perk will give the investor our signature T-shirt and a Popover King thermal coffee mug specifically designed for our early supporters. As an extra perk, investor will also receive a Teal Card that entitles him or her to a free cup of drip coffee or a popover daily, including weekends for an entire year!

EARLY INVESTOR TIER (6 AVAILABLE)

The Essential Perk

This perk will provide a VIP discount card that can be used throughout the day 7 days a week for 20 percent off all non-alcoholic items on our menu. Additionally, priority seating and a free dessert during dinner hours and automatic invites to special events will come with this perk. Investor will receive seasonal sample boxes of all our merchandise (t-shirts, mugs, hats, etc). As an extra perk, investor will also receive a Teal Card that entitles him or her to a free cup of drip coffee or a popover daily, including weekends for an entire year!

EARLY INVESTOR TIER (2 AVAILABLE)

The VIP

The investor is entitled to receive priority seating during dinner hours with a free appetizer and a free dessert. This perk will also provide a VIP Discount Card that can be used throughout the day 7 days a week for 20% off all non-alcoholic items on our menu. Additionally, the investor will have the opportunity to have a specialty item named after them and included in the menu. Automatic invites to special events will also come with this perk. Investor will receive seasonal samples of all our merchandise (t-shirts, mugs, hats, etc). As an extra perk, investor will also receive a Teal Card that entitles him or her to a free cup of drip coffee or a popover daily, including weekends for an entire year!

EARLY INVESTOR TIER (1 AVAILABLE)

Canal Street Perch Perk

Popover King will have a sidewalk cafe that will look different from the other sidewalk cafes on the street. It will be reminiscent of a cafe in Paris. Designed to have two separate sections with one just a few feet from the curb where the pedestrians glide through in the middle. This perk provides the privilege of having one table named after the investor and reserved in perpetuity during the season it is open (Spring/Summer) and can only be used by the investor or his/ her assignees. As part of this perk, the investor will also get a free appetizer and dessert during dinner hours. Additionally, the investor will receive priority seating during special events. Investor will receive seasonal sample boxes of all our merchandise (t-shirts, mugs, hats, etc). As an extra perk, investor will also receive a Teal Card that entitles him or her to a free cup of drip coffee or a popover daily, including weekends for an entire year!

EARLY INVESTOR TIER (1 AVAILABLE)

Founders Room

Inside our elegant space is a special rounded room where our little piece of Boston history is located---the solid maple dining owned by the LaMarca family whose great grandfather founded the iconic Prince spaghetti brand and coined the famous line "Wednesday is Prince Spaghetti day!" This perk provides the privilege of having this space named after the investor and carries a standing reservation in perpetuity and a free appetizer and dessert during dinner hours. In addition, a special popover will be created, named after the investor and included in the menu. Additionally, the investor will receive priority seating during special events. Investor will receive seasonal sample boxes of all our merchandise (t-shirts, mugs, hats, etc). As an extra perk, investor will also receive a Teal Card that entitles him or her to a free cup of drip coffee or a popover daily, including weekends for an entire year!

How Your Investment Works

Revenue Sharing Note

If you invest in Popover King and they raise at least $30,000 by Jan. 16, 2019, **you will be issued a revenue sharing note**.

Repayment Terms

You receive your proportional share of **1.0% to 3.0% of Popover King's gross revenue** until you are returned a maximum total of **140% of your investment**.

Maturity Date

If you haven't received 140% of your investment by **Dec. 31, 2024**, it comes due regardless of Popover King's revenue.

Maximum Investment Amount

Popover King will not accept additional investment this round once it has received **$100,000**.

Conditional Refund

If Popover King doesn't raise at least **$30,000 by Jan. 16, 2019**, all investors will be fully refunded and no perks will be distributed.

Have Questions?

Review the summary of terms. If you have questions about this investment opportunity, ask the entrepreneurs. If you have questions about investing on MainVest, chat with a MainVest agent.

Only invest an amount you would feel comfortable losing.

Investing in private businesses is risky.

Investing in private businesses often involves more risk than purchasing stock in publicly traded companies. *Though potential returns are designed to reflect that risk,* there is a possibility that you will lose your entire investment. Prior to investing, you should review MainVest's educational materials.

VIEW THE EDUCATIONAL MATERIALS

Investing in this business is risky.

Running a small business is difficult. There are many reasons why Popover King may not succeed. You should review the list of risk factors (and other important details pertaining to this investment opportunity) included in their official filing with the U.S. Securities and Exchange Commission prior to investing.

VIEW THE SEC FORM C FILING

Discussion

Discuss Popover King

Ask the entrepreneurs about this investment opportunity and discuss the business plan with other investors.